UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2008

Commission File Number: 000-31172

ALBERTA STAR DEVELOPMENT CORP.

(Translation of Registrant’s Name into English)

506 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F X      Form 40-F _______

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)]

Yes _______ No    X

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)]

Yes _______ No    X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12-g-3-3(b) under the Securities Exchange Act of 1934]

Yes _______ No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934,

the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alberta Star Development Corp.

(Registrant)

By  /s/ Tim Coupland

President & CEO

Date  May 14, 2008

ALBERTA STAR DEVELOPMENT CORP.

Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2

Telephone:  (604) 681-3131    Facsimile:  (604) 408-3884

NEWS RELEASE

May 8, 2008	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
Frankfurt Trading Symbol: QLD

ALBERTA STAR INTERSECTS 40.50 METERS OF 0.36% COPPER AT THE K2 IOCG DISCOVERY AT CONTACT LAKE, NT.

Alberta Star Development Corp. (the “Company”) listed on the TSX Venture Exchange (ASX), OTCBB (ASXSF) and on the Frankfurt (QLD), is pleased to report that the Company has received assays on the final three holes (Holes 14, 15 and 17) of the Company’s nine hole summer/fall 2007 drill program at the K2-IOCG discovery at Contact Lake, NT.  This follows eight holes which were completed during the Company’s 2006 drill program.

The Company intersected several mineralized zones in hole K2-07-14 including 40.50 meters of 0.361% copper and 2.83 g/ton silver and also including 5.0 meters of 0.459% copper, 8.09 g/ton silver and 2.61 g/ton gold. Other mineralized zones include 36.50 meters of 0.34% copper, and 33.00 meters of 0.22% copper.

Previous assays announced include Drill hole K2-07-12 which intersected several large copper-bearing zones, including a zone of 93.00 meters of 0.35% copper. This hole not only intersected several zones of copper mineralization at different depths which included 42.50 meters of 0.32% copper and 44.52 meters of 0.33% copper, it also intersected a zone of vanadium mineralization which included 34.50 meters of 0.22% V2O5.  In addition, drill hole K2-07-13 intersected 36.70 meters of 1.11% copper (NR-Nov-05-2007)(NR- Dec 5/07) and (NR-Jan 8/08).  Drill hole K2-07-16 intersected a zone of 1467.0 g/ton silver (NR-Mar 11/08). The latest drill results from the K2 discovery confirm the initial drill results whereby the Company announced that it had discovered a zone of hydrothermal and structurally controlled poly-metallic breccias that are enriched in copper and locally in gold, silver and cobalt. The K2-IOCG target is located on the Contact Lake property, on the south side of Echo Bay, NT.

The K2-IOCG target area is an area in which drilling encountered multiple zones of IOCG style poly-metallic copper, gold, silver and cobalt mineralization. The mineralized zone is part of a regionally extensive zone of phyllic, potassic, hematite and magnetite, magnetite-actinolite alteration zones, often appearing at surface as phyllic-potassic pyritic gossans. The mineralization occurs within the same suite of volcano-plutonic rocks that host other poly-metallic zones in the Eldorado & Contact Lake mineral belt, including the former El Bonanza Silver-Uranium (U-Ag) and the Eldorado Uranium (U-Ag-Cu-Co-Ni-Bi) mines.

All eight drill holes from the 2006 drill program (NR-December 14 2006)(NR-January 17, 2007) and 7 of 9 holes from the 2007 drill program intersected multiple zones of altered and mineralized breccias with disseminated and vein hosted copper, gold, silver and cobalt sulphide mineralization. The Company’s 2007 drill program was completed between May and October 2007 and consisted of 19,614 meters of drilling, with over 72 holes drilled resulting in 10,202 samples being collected and submitted for assaying.

Highlights from mineralized down hole intervals from the new holes reporting, include:

K2-07-14 intersected :

•

40.50 meters of 0.361% copper and 2.83 g/ton silver including 5.0 meters of 0.459% copper, 8.09 g/ton silver and 2.61 g/ton gold and also 1.0 meter of 1.757% copper, 5.50 g/ton silver and 2.50 g/ton gold

•

36.50 meters of 0.340% copper including 6.10 meters of 1.053% copper, 3.96 g/ton silver and 4.5 g/ton gold  as well as 1.60 meters of 2.210% copper and 6.00 g/ton silver

•

33.00 meters of 0.223% copper

K2-07-17 intersected:

•

10.50 meters of 0.30% zinc

The accompanying table gives a summary of drilling highlights and assay results.

K2- IOCG Discovery Zone -Drill Summary

				Copper	Zinc	Silver	Cobalt	Gold	Vanadium
	From	To	Interval	Cu	Zn	Ag	Co	Au	V2O5
Drill Hole	(m)	(m)	(m)	(%)	(%)	(g/ton)	(%)	(g/ton)	(%)
K2-07-14	12.95	14.95	2.00	0.198	0.012	0.85	0.002	-	0.035
	39.50	80.00	40.50	0.361	0.022	2.83	0.016	-	0.025
	41.00	46.00	5.00	0.459	0.027	8.09	0.066	2.61	0.036
	58.00	59.00	1.00	1.757	0.020	5.50	0.081	2.50	0.017
	121.50	133.50	12.00	0.287	0.057	1.61	0.011	0.19	0.027
	140.00	173.00	33.00	0.223	0.020	1.17	0.013	-	0.024
	185.00	188.00	3.00	0.095	0.013	1.45	0.037	-	0.025
	201.50	203.00	1.50	0.013	0.020	1.00	0.029	-	0.027
	206.00	207.50	1.50	0.023	0.015	0.70	0.055	-	0.027
	210.50	213.50	3.00	0.119	0.019	0.75	0.015	-	0.027
	215.00	216.50	1.50	0.044	0.019	1.50	0.046	-	0.030
	222.50	224.00	1.50	0.042	0.017	1.00	0.021	-	0.024
	245.00	248.00	3.00	0.029	0.012	0.50	0.023	-	0.026
	254.00	264.50	10.50	0.214	0.008	0.56	0.008	-	0.024
	270.50	272.00	1.50	0.186	0.009	0.30	0.004	-	0.027
	303.50	306.50	3.00	0.299	0.017	1.05	0.003	-	0.024
	309.50	311.00	1.50	0.245	0.019	0.80	0.006	-	0.025
	323.00	326.00	3.00	0.359	0.011	1.45	0.012	-	0.024
	329.00	332.00	3.00	0.139	0.017	0.60	0.008	-	0.026
	335.00	336.50	1.50	0.141	0.017	0.60	0.004	-	0.030
	339.50	376.00	36.50	0.340	0.020	1.36	0.004	-	0.018
	351.90	358.00	6.10	1.053	0.015	3.96	0.009	4.50	0.014
	351.90	353.50	1.60	2.210	0.025	6.00	0.005	0.2	0.014
	370.00	376.00	6.00	0.32	0.03	1.23	0.003	-	0.027
	385.00	386.50	1.50	0.117	0.014	1.70	0.003	-	0.015
	397.00	398.50	1.50	0.106	0.013	1.10	0.003	-	0.015

				Copper	Zinc	Silver	Cobalt	Vanadium
	From	To	Interval	Cu	Zn	Ag	Co	V2O5
Drill Hole	(m)	(m)	(m)	(%)	(%)	(g/ton)	(%)	(%)
K2-07-15	63.50	68.00	4.50	0.023	0.019	0.2	-	0.077
	74.50	76.00	1.50	0.020	0.023	0.4	-	0.059
	122.00	123.50	1.50	0.008	0.016	0.1	0.021	0.026
	167.50	170.50	3.00	0.158	0.130	3.6	0.012	0.031
	172.00	173.50	1.50	0.152	0.059	2.6	0.014	0.029
	198.50	218.00	19.50	0.018	0.221	0.9	-	0.024
	210.50	237.50	27.00	0.007	0.077	0.6	-	0.039

				Copper	Zinc	Silver	Cobalt
	From	To	Interval	Cu	Zn	Ag	Co
Drill Hole	(m)	(m)	(m)	(%)	(%)	(g/ton)	(%)
K2-07-17	22.50	23.10	0.60	0.10	0.01	1.1	-
	33.00	38.00	5.00	0.20	0.01	0.8	-
	45.00	45.50	0.50	0.56	0.01	1.0	-
	49.40	50.15	0.75	0.55	0.01	1.0	-
	56.50	74.50	18.00	0.24	0.01	0.6	-
	59.50	68.50	9.00	0.30	0.01	0.8	0.03
	71.50	86.50	15.00	0.09	0.01	0.4	0.04
	73.001	74.501	1.50	0.15	0.01	0.4	0.11
	79.00	80.50	1.50	0.20	0.01	0.4	-
	190.10	191.60	1.50	0.12	0.01	0.5	-
	272.00	273.50	1.50	0.17	0.03	1.0	-
	281.50	283.00	1.50	0.16	0.10	4.0	-
	291.85	296.35	4.50	0.19	0.28	2.3	-
	293.35	303.85	10.50	0.04	0.30	1.8	-

Metal values as at today’s market price. Gold $871.30 US per ounce, Copper $3.89  US per pound, Silver $16.63 US per ounce,  Nickel $12.82 US per pound, Cobalt $49.00 US per pound, Vanadium $13.00 US per pound, Zinc $1.00 US per pound, Lead $1.09 US per pound, and Uranium $65.00 US per pound as of May 7, 2008.

Note: True thickness is unknown.

All reported drill holes have 45 degree inclination and 225 degree azimuth. Drill holes K2-07-14, K2-07-13 and K2-06-3 were drilled in a NE-SW trending row in which K2-07-13 is located between K2-07-14 and K2-06-3. The distance between K2-07-14 and K2-07-13 is 135 meters. K2-07-17 is located at 165 meters south of K2-07-14. Drill hole K2-07-15 was drilled at 660 meters SE of K2-07-14 to test a geophysical anomaly.

Drill holes BI-07-01, BI-07-02, CL-07-01, ES-07-08, ES-07-09, ES-07-10 and SL-07-02 did not encounter any significant mineralization. The Company has now released all 72 holes from the 2007 drill program at Eldorado & Contact Lake Projects.

A QAQC (quality assurance, quality control) program was conducted by the Company which consisted of the introduction of standard, duplicate, and blank samples introduced into the sample sequence at irregular and random intervals to test the sampling and assay procedures.  Standard samples were prepared by Acme Analytical Laboratories Ltd. (“Acme”) of Vancouver, British Columbia. All drill core samples were prepared, bagged and sealed by the Company’s supervised personnel and were transported by plane to Acme facilities in Yellowknife, NT where they were crushed and pulped, and then transported to Acme’s main laboratories in Vancouver, British Columbia for assaying. Acme is a fully registered analytical lab for analysis by ICP-MS and ICP-FA techniques. Samples were subjected to aqua regia digestion and analyzed for 40 elements and induced coupled plasma-mass spectrometry (ICP-MS) following four acid digestions (HF, HCIO4, HNO3 and HCI). All analysis for Cu, Ag, Au, U, Co, Ni, Bi, Pb, Zn and W which exceeded upper limits were re-assayed using ICPFA method to obtain correct values.

THE ELDORADO & CONTACT LAKE IRON OXIDE COPPER, GOLD, SILVER AND URANIUM PROJECTS

The Eldorado & Contact Lake Permit Areas are located on the east side of Great Bear Lake in Canada’s Northwest Territories. The permit areas are situated 470 kilometers north of the city of Yellowknife. The total size of the Eldorado & Contact Lake Permit area covers over 98,027.77 acres in size.  The Eldorado & Contact Lake IOCG + uranium project areas include past producing high grade silver and uranium mines. This includes the Echo Bay Silver Mine which produced 23,779,178 ounces of silver and the Eldorado Uranium Mine which produced 15 million pounds of uranium and 8 million ounces of silver. Olympic Dam volcanic hosted hydrothermal iron-oxide copper, gold style of deposits are attractive targets for exploration and development due to their poly-metallic nature, high unit value and enormous size and grade tonnage potential. The Eldorado Mineral Belt which is situated in the Great Bear Magmatic zone, NT, has long been recognized by geologists, as one of the most prospective Iron oxide copper, gold, silver and uranium regions in northern Canada.

CHANTAL SCHUTZ, BCOMM., CA APPOINTED AS  NEW CHIEF FINANCIAL OFFICER

The Company is pleased to announce that Chantal Schutz BComm ., CA has been appointed as the new  Chief Financial Officer of the Company by the Board of Directors of the Company and will replace Ann Cederholm effective immediately. This appointment is subject to TSX Venture approval. Ms. Shutz was appointed to the position of Chief Financial Officer created by the resignation of  Ms. Ann Cederholm who wishes to pursue other interests. Ms. Schutz graduated from Royal Roads University in 1997 with a Bachelor’s degree in Commerce specializing in Entrepreneurial Management and combined with five years experience in Assurance and Business Services at both PricewaterhouseCoopers LLP and KPMG LLP. Ms. Schutz joins “Alberta Star” coming from a Vancouver based mid-sized CA firm located in Burnaby BC, Canada.

Ms. Schutz has over 10 years experience and has most recently worked in the capacity as Manager performing Quality Assurance Control for the firm’s publicly listed entities in Canada and the United States ensuring best practices and risk mitigation primarily in the resource and energy sectors. The Board of Directors thanks Ms. Cederholm for her contribution and service to the Company over the years and wishes her all of the best in her new endeavours.

ALBERTA STAR DEVELOPMENT CORPORATION

Alberta Star is a Canadian mineral exploration company that identifies, acquires and finances advanced stage mineral exploration projects in Canada. The Company is committed to creating long term shareholder value through the discovery of base and precious metals and uranium.

INVESTOR RELATIONS

Investors are welcomed to contact Mr. Allan Feldman, the Company’s Investor Relations and Corporate Communications Specialist, for all corporate updates at (604) 948-9663. In Quebec contact Mario Drolet at MI3 Communications at (514)-904-1333.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland,  President and CEO

Alberta Star Development Corp.

Tel 604.681.3131           Fax 604.408.3884

www.alberta-star.com

ALBERTA STAR DEVELOPMENT CORP.

Tim Coupland

President & CEO

Lou Covello, B.Sc.,  P.Geo., is the qualified person for the Eldorado & Contact Lake IOCG Projects.

These results have been prepared under the supervision of Lou Covello B.Sc., P.Geo  who is designated as a Qualified Person with the ability and authority to verify the authenticity and validity of this data.  All rock samples were analyzed by Acme Analytical Laboratories Ltd. (“ACME”) in Vancouver B.C., Canada using ICP-MS and ICP-FA analysis techniques.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this News Release.

This news release contains certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical fact, that address future production, reserve potential, exploration drilling,  exploitation activities and events or developments that the Company expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans” “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur.  Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.  Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made.  The Company undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.  For further information investors should review the Company’s filings that are available at www.sedar.com or contact Tim Coupland, President at (604) 681-3131